SUMA ACQUISITON CORPORATION

6543 Las Vegas Blvd S

Las Vegas, NV 89119

March 4, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Attention: Pam Howell

Re:	SUMA Acquisition Corporation

Registration Statement on Form S-1

Filed January 20, 2026, as amended

File No. 333-292831

Dear Ms. Howell,

On March 2, 2026, SUMA Acquisition Corporation requested acceleration of the effective date of the above referenced Registration Statement so that it would become effective at 4:30 p.m. ET on Wednesday, March 4, 2026 or as soon as thereafter practicable. We hereby withdraw our request for acceleration of effectiveness.

Very truly yours,

/s/ Naseem Saloojee
Naseem Saloojee
Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP